Filed Pursuant to Rule 433

Registration No. 333-222108

September 11, 2019

Pricing Term Sheet

Issuer:	Ameren Corporation

Expected Ratings (Moody’s/S&P)*:	Baa1 (stable) / BBB (stable)

Trade Date:	September 11, 2019

Settlement Date:	September 16, 2019 (T+3)**

Issue:	2.50% Senior Notes due 2024 (the “Notes”)

Principal Amount:	$450,000,000

Coupon (Interest Rate):	2.50%

Maturity Date:	September 15, 2024

Benchmark Treasury:	1.250% due August 31, 2024

Benchmark Treasury Price:	98-12 ¾

Benchmark Treasury Yield:	1.587%

Spread to Benchmark Treasury:	92 basis points

Re-offer Yield:	2.507%

Offering Price (Issue Price):	99.967%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2020.

Optional Redemption:

Prior to August 15, 2024 (the “Par Call Date”), the Notes will be redeemable, in whole or in part at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed on that redemption date or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be payable if such Notes matured on the Par Call Date (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate plus 15 basis points; plus, in each case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the Notes will be redeemable, in whole or in part at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed on that redemption date plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	023608 AH5 / US023608AH58

Joint Book-Running Managers:	BNP Paribas Securities Corp. BofA Securities, Inc. Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.

Co-Managers:	Academy Securities, Inc. CastleOak Securities, L.P. Siebert Cisneros Shank & Co., L.L.C.

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated September 11, 2019.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

** The Issuer expects to deliver the Senior Notes against payment for the Senior Notes on or about the Settlement Date specified above, which will be the third business day following the date hereof.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Senior Notes on the date hereof will be required, by virtue of the fact that the Senior Notes are expected to initially settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BofA Securities, Inc. toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or SMBC Nikko Securities, Inc. toll-free at 1-888-868-6856.